O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

STEEL PARTNERS HOLDINGS L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

February 3, 2017

VIA EDGAR AND ELECTRONIC MAIL

Pamela A. Long, Esq.
Assistant Director

Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steel Partners Holdings L.P. Registration Statement on Form S-4 File No. 333-215482

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to February 6, 2017 at 4:00 p.m., New York time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Michael R. Neidell, of the law firm Olshan Frome Wolosky LLP.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc.

By:	/s/ Leonard J. McGill
Leonard J. McGill
Senior Vice President, General Counsel and Secretary

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